EXHIBIT 99.1

For Immediate Release October 24, 2013

Canadian Pacific Railway Limited announces sale of its common shares by Pershing Square

CALGARY, AB. – Canadian Pacific Railway Limited (“Canadian Pacific”) (TSX:CP)(NYSE:CP) and Pershing Square Capital Management L.P. (“Pershing Square”) today announced the commencement of a public offering of 5,965,304 of Canadian Pacific’s common shares by certain funds managed by Pershing Square. Canadian Pacific is not selling any common shares in the offering and will not receive any of the proceeds from the offering of common shares by the funds managed by Pershing Square. Upon the closing of today’s sale of 5,965,304 common shares, Pershing Square will complete its previously announced intention to sell 7,000,000 common shares of Canadian Pacific.

Credit Suisse, BofA Merrill Lynch and Morgan Stanley will act as underwriters for the offering.

This offering is only made by prospectus. Canadian Pacific previously filed with the securities commission in each of the provinces and territories of Canada a shelf prospectus and a corresponding registration statement with the United States Securities and Exchange Commission, that has become effective under the Securities Act of 1933, as amended. The prospectus contains important detailed information about the securities being offered.  Before investing, you should read the shelf prospectus and other documents filed with the securities commission in each of the provinces and territories of Canada and the Securities and Exchange Commission for information about Canadian Pacific and this offering. Copies of the prospectus and related prospectus supplement, when available, may be obtained from: Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, New York 10010, Telephone: (800) 221-1037, e-mail: newyork.prospectus@credit-suisse.com, or Credit Suisse, Prospectus Department at 1 First Canadian Place Suite 2900, P.O. Box 301, Toronto, Ontario, Canada, M5X 1C9; Telephone: (416) 352-4799, or BofA Merrill Lynch, Attention: Prospectus Department, 222 Broadway, New York, New York 10038, e-mail: dg.prospectus_requests@BAML.com, or Morgan Stanley, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014, Telephone (866) 718-1649, e-mail: prospectus@morganstanley.com. You may also obtain these documents free of charge by visiting the Securities and Exchange Commission's website at www.sec.gov or SEDAR at www.sedar.com.

A final short form base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada.  A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered.  Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

This news release does not constitute an offer to sell securities, nor is it a solicitation of an offer to buy securities, in any jurisdiction. Any sales will be made through registered securities dealers in jurisdictions where the offering has been qualified for distribution.